EXHIBIT 21

SUBSIDIARIES OF THE REGISTRANT

Parent Company	Subsidiary Companies	State of Incorporation

Provident Financial Services, Inc.	Provident Bank	New Jersey
	Sussex Capital Trust II (non-consolidated)	Delaware
	1st Constitution Capital Trust II (non-consolidated)	Delaware
	Lakeland Bancorp Capital Trust II (non-consolidated)	Delaware
	Lakeland Bancorp Capital Trust IV (non-consolidated)	Delaware